Exhibit 99.1

K Wave Media Announces Planned Retirement of Approximately 9.8 Million Shares, Representing About 13% Reduction in Outstanding Shares

SEOUL, SOUTH KOREA and NEW YORK, NY – June 9, 2026 – K Wave Media Ltd. (“K Wave” or the “Company”), a Nasdaq-listed company focused on AI infrastructure and related technologies, today announced that its Board of Directors has approved the planned retirement and cancellation of approximately 9.8 million ordinary shares expected to be returned to the Company by the end of July 2026.

The planned share retirement is expected to reduce the Company’s currently outstanding ordinary shares by approximately 13% and is related to the rescission and termination agreement entered into on May 29, 2026 in connection with the previously announced KWM-Solaire transaction.

Upon completion of the share return, the Company intends to formally retire and cancel the shares in accordance with applicable law and corporate procedures.

Management believes the planned reduction in outstanding shares reflects the Company’s ongoing efforts to streamline its corporate structure as it advances its strategic transition toward AI infrastructure investments, including data centers, compute resources, and AI-related technologies.

The Company expects to provide additional updates regarding the share retirement process and related corporate developments as appropriate.

About K Wave Media Ltd.

KWM is a Nasdaq-listed company undergoing a strategic transformation toward investments in AI projects, including data centers, compute resources, and AI-related technologies. Subject to shareholder approval at the Company’s upcoming annual meeting, scheduled to occur on July 10, 2026, KWM intends to rebrand under a new name.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward looking.

These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of KWM’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of KWM. Some important risks that could cause actual results to differ materially from those in any forward-looking statements include changes in domestic and foreign business, market, financial, political, and legal conditions.

If any of these risks materialize or KWM’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that KWM does not presently know, or that KWM currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect KWM’s current expectations, plans, and forecasts of future events and views as of the date hereof.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved.

You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of KWM described in KWM’s Annual Report on Form 20-F filed with the SEC on May 15, 2025, including those under the heading “Risk Factors” therein. KWM anticipates that subsequent events and developments may cause its assessments to change. However, while KWM may elect to update these forward-looking statements at some point in the future, KWM specifically disclaims any obligation to do so, except as required by law.

The forward-looking statements contained herein should not be relied upon as representing KWM’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Media Contact

Investor Relations: info@kwavemedia.com

Public Relations: info@redroosterpr.com